Exhibit 99.16

Amec Foster Wheeler plc

Amec Foster Wheeler plc (formerly AMEC plc)

Accounts for the nine months ended 30 September 2014

Registered number 1675285

Amec Foster Wheeler plc

Profit and loss account

for the nine months ended 30 September 2014

	Note	Nine months ended 30 Sept 2014	Year ended 31 Dec 2013
		£million	£million
Turnover		—	14
Gross profit		—	14
Administrative expenses		(59)	(41)
Operating loss	2	(59)	(27)
Income from shares in group undertakings		—	159
Net interest (payable)/receivable	4	(3)	16
(Loss)/profit on ordinary activities before taxation		(62)	148
Taxation on (loss)/profit on ordinary activities	5	—	—
(Loss)/profit for the period		(62)	148

All amounts relate to continuing operations.

There are no recognised gains or losses during the current or preceding financial periods other than the retained (loss)/profit for the periods stated above.

Amec Foster Wheeler plc

Reconciliation of movements in shareholders’ funds

for the nine months ended 30 September 2014

	Nine months ended 30 Sept 2014	Year ended 31 Dec 2013
	£million	£million
(Loss)/profit for the period	(62)	148
Dividends paid	(124)	(108)
Equity-settled share-based payments	4	14
Acquisition of shares by trustees of the Performance Share Plan	—	(2)
Utilisation of treasury shares	5	7
Net (decrease)/increase in shareholders’ funds	(177)	59
Opening shareholders’ funds	1,581	1,522
Closing shareholders’ funds	1,404	1,581

Amec Foster Wheeler plc

Registered number 1675285

Balance sheet

as at 30 September 2014

	Note	30 Sept 2014	31 Dec 2013
		£million	£million
Fixed assets
Tangible assets	6	29	27
Investments in subsidiaries	7	2,338	2,353
		2,367	2,380
Current assets
Debtors: including amounts falling due after one year	8	38	40
Cash at bank and in hand		52	76
		90	116
Creditors: amounts falling due within one year	9	(287)	(154)
Net current liabilities		(197)	(38)
Total assets less current liabilities		2,170	2,342
Creditors: amounts falling due after more than one year	10	(766)	(761)
Net assets		1,404	1,581
Capital and reserves
Called up share capital	14	152	152
Share premium account	15	101	101
Capital redemption reserve	15	34	34
Profit and loss account	15	1,117	1,294
Equity shareholders’ funds		1,404	1,581

The accounts were approved by the board of directors on 8 December 2014 and were signed on its behalf by:

Samir Brikho

Chief Executive

Ian McHoul

Chief Financial Officer

Amec Foster Wheeler plc

Notes to the accounts

1 ACCOUNTING POLICIES

Basis of accounting

These non-statutory accounts have been prepared under the historical cost convention in accordance with applicable accounting standards except that a cash flow statement has not been presented. These accounts have been prepared in connection with the merger of Foster Wheeler AG and a wholly owned subsidiary of Amec Foster Wheeler plc, see note 19 for further details.

Depreciation

Depreciation is provided on all tangible assets, other than assets in the course of construction, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight line basis over its estimated useful life. The estimated lives of tangible assets as at 30 September 2014 are as follows:

Plant and equipment	Three to five years
Software	Three to seven years

Depreciation is provided from the month in which the asset is available for use.

Dividend income

Dividend income is recognised when the right to receive payment is established.

Financial instruments

Derivative financial instruments are recognised initially and subsequently at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the profit and loss account. The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments or by discounting the expected future cash flows at prevailing interest rates.

The sale and purchase of derivative financial instruments are non-speculative.

Cash, deposits, short-term investments and borrowings are held at amortised cost.

Foreign currencies

Transaction in a currency other than Sterling are translated to Sterling at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at rates of exchange ruling at the balance sheet date and exchange differences are taken to profit and loss account in the period. Non-monetary assets and liabilities are measured in terms of historical cost and are translated using the exchange rate at the date of the transaction.

Interest

Interest is recognised in profit or loss on an accruals basis using the effective interest method.

Investments

Investments are stated at cost less provision for permanent diminution in value. Where equity-settled share based payments are granted to the employees of subsidiary companies, the fair value of

Amec Foster Wheeler plc

Notes to the accounts (Continued)

the award is treated as a capital contribution by the company and the investment in subsidiaries are adjusted to reflect this capital contribution.

Pensions

The company participates in a UK group-wide funded defined benefit pension scheme. The assets of the scheme are held separately from those of the company. The company is unable to identify its share of the underlying assets and liabilities of the scheme on a consistent and reasonable basis and therefore, as required by FRS17 ‘Retirement Benefits’, accounts for the scheme as if it were a defined contribution scheme. As a result, the amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period. The surplus in the UK scheme as at 30 September 2014 was £32 million.

Related Party Transactions

The directors have taken advantage of the exemption in FRS 8 ‘Related party disclosures’, paragraph 3(c) and have not disclosed any related party transactions with its wholly owned subsidiary undertakings.

Share-based payments

There are share-based payment arrangements which allow Amec Foster Wheeler employees to acquire Amec Foster Wheeler shares; these awards are granted by Amec Foster Wheeler plc. The fair value of awards granted is recognised as a cost of employment with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the award. The fair value of the award is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as a cost is adjusted to reflect the actual number of shares that vest except where non-vesting is due to share prices not achieving the threshold for vesting.

Taxation

The charge for taxation is based on the results for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required FRS19 ‘Deferred Tax’.

Turnover

Turnover is measured at the fair value of consideration received or receivable, excluding value added tax, for services supplied to fellow subsidiaries of Amec Foster Wheeler plc.

Amec Foster Wheeler plc

Notes to the accounts (Continued)

2 OPERATING LOSS

	Nine months ended 30 Sept 2014	Year ended 31 Dec 2013
	£million	£million
Operating loss is stated after charging:
Acquisition costs	28	3

Legal and professional costs of £28 million have been incurred in connection with the acquisition of Foster Wheeler AG (see note 19 for further details), £10 million of which has been paid in cash during the period and £18 million is included within accruals.

3 STAFF COSTS

	Nine months ended 30 Sept 2014	Year ended 31 Dec 2013
	£million	£million
Wages and salaries	12	13
Social security costs	4	3
Pension costs	1	2
Equity-settled share-based payments	—	3
	17	21
Average monthly number of employees during the period including directors	147	139

Equity settled share-based payments

Employees of the company benefit from various share based payment arrangements operated by Amec Foster Wheeler plc. The company has incurred a charge of £nil (2013: £3 million) in respect of equity-settled share-based payments benefiting its employees.

Amec Foster Wheeler plc

Notes to the accounts (Continued)

4 NET INTEREST (PAYABLE)/RECEIVABLE

	Nine months ended 30 Sept 2014	Year ended 31 Dec 2013
	£million	£million
Interest receivable and similar income:
Bank and short term deposits	1	6
Group interest	14	29
	15	35
Interest payable and similar charges:
Bank loans and overdrafts	(2)	(9)
Other interest and similar expense	(1)	(2)
Foreign exchange losses	(15)	(8)
	(18)	(19)
Net interest (payable)/receivable	(3)	16

5 TAXATION ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

	Nine months ended 30 Sept 2014	Year ended 31 Dec 2013
	£million	£million
Current tax
UK corporation tax at 21.67% (2013: 23.25%)
Current tax on profit for the period	—	—
Adjustment in respect of prior periods	—	(1)
Current tax total	—	(1)
Deferred tax
UK deferred tax at 20.0% (2013: 20.0%)
Current period—origination and reversal of timing differences	—	1
Deferred tax total	—	1
	—	—

A reduction in the UK corporation tax rate from 23 per cent to 21 per cent took effect from 1 April 2014. The UK rate of corporation tax will further reduce to 20 per cent from 1 April 2015. This rate has been applied in the measurement of deferred tax balances as at 30 September 2014.

Amec Foster Wheeler plc

Notes to the accounts (Continued)

The current tax credit for the period differs from the tax on losses at the standard rate of corporation tax in the UK. This is explained as follows:

	Nine months ended 30 Sept 2014	Year ended 31 Dec 2013
	£million	£million
(Loss)/profit on ordinary activities before taxation	(62)	148
Tax (credit)/charge at 21.67% (2013: 23.25%)	(13)	34
Non deductible expenses/(non taxable income)	5	(36)
Prior period adjustment	—	(1)
Group relief for nil consideration	8	3
Current tax (credit)/ charge for the period	—	—

6 TANGIBLE ASSETS

	Assets in the course of construction	Plant and equipment	Software	Total
	£million	£million	£million	£million
Cost
As at 1 January 2014	—	4	30	34
Additions	1	—	6	7
As at 30 September 2014	1	4	36	41
Depreciation
As at 1 January 2014	—	3	4	7
Provided during the period	—	—	5	5
As at 30 September 2014	—	3	9	12
Net book value
As at 30 September 2014	1	1	27	29
As at 1 January 2014	—	1	26	27

Amec Foster Wheeler plc

Notes to the accounts (Continued)

7 INVESTMENTS (held as fixed assets)

	Shares in subsidiaries	Amounts owed by subsidiaries	Total investment in subsidiaries
	£million	£million	£million
Cost
As at 1 January 2014	1,525	874	2,399
Additions	396	—	396
Loan repayment	—	(411)	(411)
As at 30 September 2014	1,921	463	2,384
Provisions
As at 1 January 2014 and 30 September 2014	46	—	46
Net book value
As at 30 September 2014	1,875	463	2,338
As at 1 January 2014	1,479	874	2,353

The principal subsidiaries are listed below. Except where indicated, all subsidiaries listed below are wholly owned, incorporated in Great Britain and carry on their activities principally in their countries of incorporation. Shares are held directly by the company.

•                  AMEC Finance Limited

•                  AMEC Group Limited

•                  AMEC Property and Overseas Investments Limited

•                  Specialist Equipment Solutions Limited

•                  AMEC USA Holdings Limited

•                  AMEC International Investments BV (incorporated in Holland)

8 DEBTORS

	30 Sept 2014	31 Dec 2013
	£million	£million
Amounts falling due within one year:
Amounts owed by subsidiaries	1	2
Derivative financial instruments	6	5
Corporation tax	18	27
Prepayments and accrued income	13	5
Other debtors	—	1
	38	40
Amounts falling due after more than one year:
Deferred tax	—	—
	38	40

Amec Foster Wheeler plc

Notes to the accounts (Continued)

The deferred tax asset is analysed as follows:

	30 Sept 2014	31 Dec 2013
	£million	£million
Difference between accumulated depreciation and capital allowances	1	1
Share-based payment schemes	(1)	(1)
	—	—

9 CREDITORS: amounts falling due within one year

	30 Sept 2014	31 Dec 2013
	£million	£million
Bank overdrafts	4	1
Bank and other loans	230	120
Trade creditors	3	2
Amounts owed to subsidiaries	5	—
Derivative financial instruments	6	5
Other taxation and social security costs	9	14
Other creditors	3	4
Accruals	27	8
	287	154

As at 30 September 2014, the company has the following committed banking facilities:

•                  a £377 million, five year committed multi-currency revolving facility entered into on 18 July 2012 with a number of relationship banks and available for general corporate purposes;

•                  a £100 million term loan entered into on 9 April 2013. This was repaid on 24 November 2014 following completion of the acquisition of Foster Wheeler AG, see note 19 for further details;

•                  a $2.16 billion credit facility entered into on 13 February 2014. The funds provided under this facility are to finance the acquisition of Foster Wheeler AG and the fees, expenses, costs and taxes associated with the acquisition; repaying the existing £100 million term loan and general corporate purposes. On 14 July 2014 this was increased by $100 million to allow for a transition of Letters of Credit issued under the main Foster Wheeler facility.

As at 30 September 2014, £230 million (31 December 2013: £120 million) of these loans and facilities had been utilised.

10 CREDITORS: amounts falling due after one year

	30 Sept 2014	31 Dec 2013
	£million	£million
Amounts owed to subsidiaries	766	761

Amec Foster Wheeler plc

Notes to the accounts (Continued)

11 DERIVATIVE FINANCIAL INSTRUMENTS

The company has a number of forward foreign exchange contracts and foreign exchange swaps where the change in fair value is recognised in the profit and loss account. The carrying amount and fair value of such contracts and the notional contract amount recorded as at the balance sheet date are as follows:

	30 Sept 2014 Fair value amount	31 Dec 2013 Fair value amount	30 Sept 2014 Notional contract amount	31 Dec 2013 Notional contract amount
	£million	£million	£million	£million
Forward foreign exchange contracts and foreign exchange swaps classification
Fixed assets	—	—	1	2
Current assets	6	5	282	105
Creditors: amounts falling due within one year	(6)	(5)	277	108
Creditors: amounts falling due more than one year	—	—	1	2
	—	—	561	217

There was no gain or loss recorded in the profit and loss account as a result of movements in derivative financial instruments (year ended 31 December 2013: no gains or losses)

Fair values are determined using observable market prices (level 2 as defined by FRS 29 ‘Financial Instruments: Disclosures) as follows:

The fair value of forward foreign exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Amec Foster Wheeler plc

Notes to the accounts (Continued)

12 FINANCIAL INSTRUMENTS BY CATEGORY

As at 30 September 2014

	Debtors			Creditors
	Loans and receivables	Assets at fair value through profit and loss	Total	Loans and payables	Assets at fair value through profit and loss	Total
	£million	£million	£million	£million	£million	£million
Derivative financial instruments	—	6	6	—	—	—
Amounts owed by subsidiaries	1	—	1	—	—	—
Cash at bank and in hand	52	—	52	—	—	—
Bank overdrafts	—	—	—	4	—	4
Bank and other loans	—	—	—	230	—	230
Trade creditors	—	—	—	3	—	3
Derivative financial instruments	—	—	—	—	6	6
Amounts owed to subsidiaries (falling due within one year)	—	—	—	5	—	5
Other taxation and social security	—	—	—	9	—	9
Other creditors	—	—	—	3	—	3
Accruals	—	—	—	27	—	27
Amounts owed to subsidiaries (falling due over one year)	—	—	—	766	—	766
	53	6	59	1,047	6	1,053

As at 31 December 2013

	Debtors			Creditors
	Loans and receivables	Assets at fair value through profit and loss	Total	Loans and receivables	Assets at fair value through profit and loss	Total
	£million	£million	£million	£million	£million	£million
Derivative financial instruments	—	5	5	—	—	—
Amounts owed by subsidiaries	2	—	2	—	—	—
Other debtors	1	—	1	—	—	—
Cash at bank and in hand	76	—	76	—	—	—
Bank overdrafts	—	—	—	1	—	1
Bank and other loans	—	—	—	120	—	120
Trade creditors	—	—	—	2	—	2
Derivative financial instruments	—	—	—	—	5	5
Other taxation and social security	—	—	—	14	—	14
Other creditors	—	—	—	4	—	4
Accruals	—	—	—	8	—	8
Amounts owed to subsidiaries (falling due over one year)	—	—	—	761	—	761
	79	5	84	910	5	915

Amec Foster Wheeler plc

Notes to the accounts (Continued)

For all financial instruments carried at amortised cost, carrying value is deemed to be reasonable approximation of fair value. Derivatives are valued at fair value with any gain or loss recognised in the profit and loss account.

Financial liability—contractual maturity

As at 30 September 2014

	12 months or less	1 to 2 years	2 to 5 years	Over 5 years	Total
	£million	£million	£million	£million	£million
Bank overdrafts	4	—	—	—	4
Bank and other loans	230	—	—	—	230
Trade creditors	3	—	—	—	3
Derivative financial instruments	6	—	—	—	6
Other taxation and social security costs	9	—	—	—	9
Other creditors	3	—	—	—	3
Accruals	27	—	—	—	27
Amounts owed to subsidiaries (falling due within one year)	5	—	—	—	5
Amounts owed to subsidiaries (falling due over one year)	—	—	—	766	766
	287	—	—	766	1,053

As at 31 December 2013

	12 months or less	1 to 2 years	2 to 5 years	Over 5 years	Total
	£million	£million	£million	£million	£million
Bank overdrafts	1	—	—	—	1
Bank and other loans	120	—	—	—	120
Trade creditors	2	—	—	—	2
Derivative financial instruments	5	—	—	—	5
Other taxation and social security costs	14	—	—	—	14
Other creditors	4	—	—	—	4
Accruals	8	—	—	—	8
Amounts owed to subsidiaries (falling due over one year)	—	—	—	761	761
	154	—	—	761	915

Amec Foster Wheeler plc

Notes to the accounts (Continued)

Capital management

Amec Foster Wheeler plc is the ultimate parent company. The company’s capital management aligns with the group’s policy of ensuring it has a strong financial position from which to grow the business and meet future business targets and is able to maximise shareholder value. The appropriate capital structure for the company and its group comprises a combination of debt and equity. The appropriate mix is determined by considering business profile and strategy, financial policies and availability and cost of funding.

In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders in the form of share buybacks, issue new shares or sell assets to reduce debt.

The company financial position as at 30 September 2014 and 31 December 2013 is as follows:

	30 Sept 2014	31 Dec 2013
	£million	£million
Bank overdrafts	4	1
Bank and other loans	230	120
Less cash at bank and in hand	(52)	(76)
Net debt	182	45
Shareholder funds	1,405	1,581

Financial risk management objectives and policies

The principal financial risks to which the company is exposed are: foreign exchange risk; funding and liquidity risk; counterparty credit risk; and interest rate risk. The board has approved policies for the management of these risks. The company’s treasury department manages funding, liquidity, credit risk and risks arising from movements in interest and foreign currency rates within a framework of policies and guidelines approved by the board for the company and its subsidiaries. The treasury department does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

Foreign exchange risk

The company has a number of balances due from group companies denominated in foreign currencies. Where appropriate the company will seek to mitigate the exposure through the use of forward currency arrangements.

Funding and liquidity risk

The company has cash at bank and in hand of £52 million (31 December 2013: £76 million) and available has committed banking facilities of £1,790 million (31 December 2013: £477 million).

Counter party credit risk

The company is exposed to credit risk to the extent of non-payment by the counterparties of its financial instruments and surplus cash.

Amec Foster Wheeler plc

Notes to the accounts (Continued)

Credit risks arising from treasury activities are managed by a central treasury function in accordance with the board approved treasury policy. The objective of the policy is to diversify and minimise the company’s exposure to credit risk from its treasury activities by ensuring that surplus funds are placed with a diversified range of 25 to 30 mainstream banks and with each counterparty up to a pre-approved limit. These limits are set at prudent levels by the board and are based primarily on credit ratings set by Moody’s, Standard & Poor’s and Fitch. Credit ratings are monitored continually by the treasury department.

Interest rate risk

The company was in a net debt position during the period. The £377 million multi-currency revolving credit is subject to an interest rate of LIBOR plus a margin depending on leverage. The £100 million Sterling term loan is subject to an interest rate of LIBOR plus a fixed margin.

No interest is payable on amounts owed to subsidiaries due after one year.

Trade and other receivables and cash are valued at their amortised cost, which are deemed to reflect fair value. Derivatives are valued at fair value with any gain or loss recognised in the profit and loss account.

Trade and other payables are valued at their amortised cost, which are deemed to reflect fair value. Derivatives are valued at fair value with any gain or loss recognised in the profit and loss account.

13 SHARE-BASED PAYMENTS

The company operates a number of share based payment arrangements.

Offers are made periodically under the UK Savings-related Share Option Schemes (SAYE), which are open to all employees who meet minimum service criteria. Grants of share options are made to participating employees that entitle them to buy shares in the company at up to 20 per cent discount to the market price of the shares at the time of offer.

Under the Performance Share Plan (PSP), annual awards are made to directors and selected senior employees of restricted shares that are subject to both market and non-market based conditions calculated over a three year period.

Under the Restricted Share Plan (RSP), awards are made to selected employees as restricted shares which vest in full after three years provided the employee has remained in continuous employment.

The share-based payment arrangements operated by the company are equity settled and, other than in defined good leaver circumstances, require participants to be still in employment with the group at the time of vesting.

Amec Foster Wheeler plc

Notes to the accounts (Continued)

The number and weighted average exercise price of share options under the SAYE Scheme are as follows:

	30 September 2014		31 December 2013
	Weighted average exercise price pence	Number of options	Weighted average exercise price pence	Number of options
Outstanding on 1 January	794	6,691,883	751	6,954,967
Lapsed/cancelled	819	(628,008)	789	(901,776)
Exercised	779	(728,466)	644	(1,127,999)
Granted	—	—	866	1,766,691
Outstanding on 30 September 2014/31 December 2013	793	5,335,409	794	6,691,883

Options were exercised on a regular basis during the period and the average share price for the period was 1,141 pence (2013: 1,070 pence).

Options outstanding on 30 September 2014 and 31 December 2013 have weighted average remaining contractual lives as follows:

	30 September 2014		31 December 2013
	Weighted average remaining contractual life years	Number of options	Weighted average remaining contractual life years	Number of options
600.00 pence to 699.99 pence	0.1	2,454,977	0.4	2,711,612
700.00 pence to 799.99 pence	—	1,132	—	683,313
800.00 pence to 899.99 pence	0.6	1,319,650	0.7	1,488,608
Over 900.00 pence	0.3	1,559,650	0.4	1,808,350
		5,335,409		6,691,883

The number of shares held under the PSP and RSP are as follows:

	30 Sept 2014 Number of shares	31 Dec 2013 Number of shares
As at 1 January	4,194,248	3,923,198
Lapsed	(1,109,632)	(766,743)
Vested	(195,316)	(591,863)
Granted	1,184,478	1,629,656
As at 30 September 2014/31 December 2013	4,073,778	4,194,248

The fair value of services received in return for share options granted and shares awarded are measured by reference to the fair value of those instruments. For grants in either the current or

Amec Foster Wheeler plc

Notes to the accounts (Continued)

preceding year, the pricing models used and the inputs (on a weighted average basis where appropriate) into those models are as follows:

	SAYE	PSP		RSP
	2013	2014	2013	2013
Weighted average fair value at measurement date	217p	1,006p	948p	960p
Weighted average share price at measurement date	1,061p	1,105p	1,060p	1,070p
Exercise price	866p	n/a	n/a	n/a
Expected share price volatility	27%	26%	28%	n/a
Option life	3.3 years	3.1 years	2.8 years	2.7 years
Expected dividend yield	4.0%	n/a	n/a	3.0%
Risk-free interest rate	1.0%	n/a	n/a	n/a
Comparator share price volatility	n/a	32%	33%	n/a
Correlation between two companies in comparator group	n/a	50%	50%	n/a

Awards under the SAYE scheme are valued using a Black-Scholes option pricing model and those under the PSP and RSP are valued using the Monte Carlo model. The expected share price volatility is based on the historical volatility of the company’s share price.

The performance conditions attaching to the Performance Share Plan involve a comparison of the total shareholder return of the company with that of its comparators and achievement of targeted earnings per share growth. The former is a market based test and as such is incorporated into the grant date fair value of the award. There are no performance conditions attached to the Restricted Share Plan.

14 SHARE CAPITAL

	30 Sept 2014	31 Dec 2013
	£million	£million
Ordinary shares of 50p each:
Allotted, called up and fully paid	152	152

All of the ordinary shares rank pari passu in all respects.

15 RESERVES

	Share capital	Share premium account	Capital redemption reserve	Profit and loss account	Total
	£million	£million	£million	£million	£million
As at 1 January 2014	152	101	34	1,294	1,581
Loss for the period	—	—	—	(62)	(62)
Dividends	—	—	—	(124)	(124)
Equity-settled share-based payments	—	—	—	4	4
Utilisation of treasury shares	—	—	—	5	5
As at 30 September 2014	152	101	34	1,117	1,404

Amec Foster Wheeler plc

Notes to the accounts (Continued)

16 DIVIDENDS

The following dividends were charged to reserves and paid during the period:

	Nine months ended 30 Sept 2014	Year ended 31 Dec 2013
	£million	£million
Interim dividend in respect of 2013 of 13.5p per share (2013: interim dividend paid in respect of 2012 of 11.7p)	40	36
Final dividend in respect of 2013 of 28p per share (2013: final dividend paid in respect of 2012 of 24.8 p)	84	72
	124	108

17 CONTINGENT LIABILITIES

Guarantees and indemnities

Guarantees given by the company in respect of borrowings of subsidiaries amounted to £nil as at 30 September 2014 (2013: £nil)

The company is party to cross-guarantee arrangements relating to overdrafts for certain group companies. The maximum gross exposure as at 30 September 2014 was £66 million (31 December 2013: £20 million).

The company will guarantee the debts and liabilities of the following UK subsidiaries:

•                  AMEC Finance Asia Limited (Registered number: 6205760)

•                  AMEC Hedge Co 1 Limited (Registered number: 07870120)

•                  AMEC Kazakhstan Holdings Limited (Registered number: 4350056)

•                  AMEC Property and Overseas Investments Limited (Registered number: 1580678)

•                  AMEC USA Finance Limited (Registered number: 5299446)

•                  AMEC USA Holdings Limited (Registered number: 4041261)

•                  AMEC USA Limited (Registered number: 4044800)

•                  PI Energy & Emissions Limited (Registered number: 6205760)

•                  Sandiway Solutions (No3) Limited (Registered number: 5318249)

•                  Sigma Financial Facilities Limited (Registered number: 3863449)

The company has assessed the probability of loss under these guarantees as remote.

18 RELATED PARTY TRANSACTIONS

During the period, the only related party transactions for which disclosure is required under FRS 8 ‘Related Party Disclosures’ were with the senior management group. As allowed by FRS 8, transactions with wholly owned subsidiary undertakings are not disclosed.

Amec Foster Wheeler plc

Notes to the accounts (Continued)

Transactions with the senior management group

The senior management group of the company consists of Amec Foster Wheeler plc board members.

The senior management group of the company and their immediate relatives controlled 0.77 per cent of the voting rights of the company as at 30 September 2014.

In addition to their salaries, the company also provides non-cash benefits to executive directors and other senior managers and they receive share awards under the Performance Share Plan. The company also contributes to a defined benefit plan on behalf of one executive director. Details of their compensation are as follows:

	Nine months ended 30 Sept 2014	Year ended 31 Dec 2013
	£million	£million
Short-term employee benefits	3	4
Pension costs	—	—
Equity-settled share-based payments	—	3
	3	7

19 POST BALANCE SHEET EVENTS

On 13 November 2014, AMEC International Investments BV, a wholly owned subsidiary of Amec Foster Wheeler plc, acquired 95.27 per cent of the issued share capital of Foster Wheeler AG. Consideration for the acquisition was in the form of cash and shares in Amec Foster Wheeler plc.

The consideration for the acquisition was settled on 24 November via the issue of 85,052,989 ordinary shares of Amec Foster Wheeler plc and US$1.77 million in cash which was drawn down from the US$2.16 billion credit facility.

On 14 November 2014, the company changed its name from AMEC plc to Amec Foster Wheeler plc.

Amec Foster Wheeler plc

DIRECTORS’ RESPONSIBILITIES STATEMENT

The directors are responsible for preparing the accounts in accordance with applicable law and regulations.

These accounts have been prepared in addition to the annual statutory accounts as explained in the Basis of Accounting paragraph within Note 1. The directors have elected to prepare the accounts in accordance with United Kingdom Accounting Standards.

Under company law the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing these accounts, the directors are required to:

•                  select suitable accounting policies and then apply them consistently;

•                  make judgments and accounting estimates that are reasonable and prudent;

•                  state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the accounts; and

•                  prepare the accounts on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Amec Foster Wheeler plc

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF AMEC FOSTER WHEELER PLC

We have audited the financial statements of Amec Foster Wheeler plc for the period ended 30 September 2014 which comprise the Profit and Loss Account, Balance Sheet, the Reconciliation of Movements in Shareholders’ Funds and the related notes 1 to 19. The financial reporting framework that has been applied in their preparation is United Kingdom Accounting Standards.

This report is made solely to the company’s members, as a body, in accordance with our engagement letter dated 4 December 2014. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities Statement set out on page 19 the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the financial statements to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Basis for qualified opinion on financial statements

The financial statements do not disclose a cash flow statement with corresponding figures as required by FRS 1. It has not been practicable to quantify the cash flow statement.

Qualified opinion on financial statements

In our opinion, except for the effects of the matters described in the Basis for Qualified Opinion paragraph, the financial statements:

•                  give a true and fair view of the state of the company’s affairs as at 30 September 2014 and of its loss for the period then ended; and

•                  have been properly prepared in accordance with United Kingdom Accounting Standards

Ernst & Young LLP

London

8 December 2014